VIA EDGAR (Correspondence Filing)

July 15, 2014

Valerie Lithotomos

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Wakefield Alternative Series Trust, Files Nos.: 333-177169; 811-22612

Dear Ms. Lithotomos:

On May 2, 2014, Wakefield Alternative Series Trust (the “Registrant”), on behalf of the Clinton Long Short Equity Fund (the “Fund”), filed Post-Effective Amendment No. 5 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Please find below the Registrant’s responses to oral comments that you provided on June 16, 2014 to Andrew Davalla. Each comment is set forth below and followed by the response of the Registrant, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

Comment 1

Please confirm that “Acquired Fund Fee Expenses” should not be included as a separate line item in the Prospectus fee table.

Response

The Registrant confirms that the “Acquired Fund Fee Expenses” are expected to be less than 0.01%. In the event that such fees shall be greater than 0.01% in the future, a separate line item for such fees will be included in the Fund’s fee table.

Comment 2

Please confirm that the fund expense limitation agreement will be effective for a least one year from the date of the effectiveness of the Prospectus.

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Response

The Registrant confirms that the fund expense limitation agreement will be effective for at least one year from the date of the effectiveness of the Prospectus.

Comment 3

Please clarify that the period of the potential recoupment referenced in Footnote 2 of the Prospectus fee table is not indefinite and that such recoupment shall only apply to fees and/or expenses waived or reimbursed on a three-year rolling basis from the year in which such fees and/or expenses were waived or reimbursed.

Response

The Registrant believes that the details of potential recoupment have been adequately disclosed in Footnote 2. Additional information regarding the potential recoupment of waiver or reimbursed fees and/or expenses can be found in the Management section of the Prospectus.

Comment 4

Please clarify what is meant by the phrase “if such recoupment can be achieved within the foregoing expense limits.”

Response

The Registrant believes that the details of potential recoupment have been adequately disclosed in Footnote 2. Additional information regarding the potential recoupment of waiver or reimbursed fees and/or expenses can be found in the Management section of the Prospectus.

Comment 5

Please confirm that the costs shown in Expense Example will only reflect the 1-year term of the expense limitation agreement.

Response

The figures shown in the Expense Example reflect only a 1-year term of the expense limitation agreement.

Comment 6

Please confirm that the Fund will comply with the asset segregation requirements with respect to securities sold short.

Response

The Fund will comply with the asset segregation requirements with respect to securities sold short.

Comment 7

Please confirm that Activism Risk is an appropriate Principal Risk for the Fund.

Response

The Fund confirms that Activism Risk is an appropriate Principal Risk of the Fund.

Comment 8

Please confirm that the disclosure regarding the Fund’s use of derivatives is accurate in light of Barry Miller’s July 30, 2010 letter to the ICI regarding derivatives-related disclosures by investment companies.

Response

The Fund’s Prospectus disclosure with respect to the use of derivatives is accurate.

Comment 9

Please confirm that the Fund will not have investment exposure to “emerging markets”or Russia or the Ukraine.

Response

The Fund will not have any investment exposure to emerging market countries or issuers, Russia or the Ukraine.

Comment 10

Please revise the Limited History of Operations risk to state that the Fund has “no history of operations”.

Response

The requested revision has been made.

Comment 11

Please revise the Short Position Risk disclosure to reflect that the Fund’s loss with respect a short position transaction are “potentially unlimited”.

Response

The requested revision has been made.

Comment 12

Please confirm that the Fund’s policy of investing at least 80% of its assets in equity securities as required by Rule 35d-1 will not change solely as a result of a change in the Fund’s investment objective.

Response

The Fund confirms that the Fund’s policy of investing at least 80% of its assets in equity securities as required by Rule 35d-1 will not change solely as a result of a change in the Fund’s investment objective.

Comment 13

Please provide a description of the term “diversified” as that term is used in describing the Fund for the purposes of the Investment Company Act of 1940, as amended.

Response

The following disclosure will be added:

A fund is “diversified” if, with respect to 75% of its total assets, such assets are invested in not more than 10% of the voting securities of any one issuer and no more than 5% of its total assets are invested in any one issuer.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges:

•

should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Andrew J. Davalla